EXHIBIT 12

                       RATIO OF EARNINGS TO FIXED CHARGES


                                                       For the year Ended December 31,
                                                       -------------------------------
                                        2000         1999         1998           1997           1996
                                        ----         ----         ----           ----           ----
                                                            (dollars in thousands)

Pre-tax (loss) income before
  discontinued operations and
  extraordinary gains                  $(12,052)       $7,095      $17,878         $10,813        $10,630

Fixed Charges:
Interest expense                           3,599        3,706        4,301           4,091          4,123
Capitalized interest                           0          130            0               0              0
Interest relating to rental
  expense (1)                                956          867          438             438            542
                                          ------       ------       ------          ------         ------
    Total fixed charges                    4,555        4,703        4,739           4,529          4,665

Earnings available for fixed
charges                                 $(7,497)      $11,798      $22,617         $15,342        $15,295

Ratio of earnings to fixed charges       (1.65x)        2.51x        4.77x           3.39x          3.28x

(1) The representative interest portion of rental expense was deemed to be one-third of all rental expense.

Earnings were not sufficient to cover fixed charges during the year ended December 31, 2000 by $12,052,000; all other periods had sufficient income to cover charges.

                  PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES



                                                          For the Year Ended December 31, 2000
                                    ---------------------------------------------------------------------------------
                                       Presentation One  (1)           Presentation Two (2)   Presentation Three (3)
                                                                 (dollars in thousands)


Pre-tax (loss) income before
  discontinued operations and
  extraordinary gains                               $(10,585)                      $(11,680)               $(12,854)

Fixed Charges:
Interest expense                                        1,636                          2,731                   4,235
Capitalized interest                                        0                              0                       0
Interest relating to rental
  expense (4)                                             956                            956                     956
                                                       ------                         ------                  ------
    Total fixed charges                                 2,592                          3,687                   5,191

Earnings available for fixed
charges                                              $(7,993)                       $(7,993)                $(7,663)

Ratio of earnings to fixed
  charges                                             (3.08x)                        (2.17x)                 (1.48x)


(1) Assumes the exchange, as of January 1, 2000, of $28,572,000 in principal amount of old junior subordinated debentures for $20,000,400 in cash and $18,487,000 in principal amount of old junior subordinated debentures for $18,487,000 in principal amount of new senior subordinated debentures.



(2) The representative interest portion of rental expense was deemed to be one-third of all rental expense.

Pro forma earnings were not sufficient to cover fixed charges during the year ended December 31, 2000 by $10,624,000.